April 6, 2015

BY EDGAR AND E-MAIL

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Echo Global Logistics, Inc.

Registration Statement on Form S-3

Filed on February 26, 2015

File No. 333-202317

Dear Mr. Dobbie:

On behalf of Echo Global Logistics, Inc. (the “Company”), enclosed for your review is Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-202317) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2015.  An electronic version of Amendment No. 1 concurrently has been filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in the Staff’s letter dated March 16, 2015 with respect to the Registration Statement.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Description of Stock Purchase Contracts and Stock Purchase Units

Comment No. 1

Refer to the disclosure that “[t]he stock purchase contracts may be issued separately or as part of units, or stock purchase units, consisting of a stock purchase contract and . . . debt obligations of third parties, including U.S. Treasury securities . . . .” To the extent you include the offering of underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, refer to the Morgan Stanley & Co., Inc. no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response:

The Company hereby confirms that, to the extent that it includes the offering of underlying third party debt obligations in stock purchase contracts or stock purchase units, the Company will comply with the registration and disclosure requirements of the Securities Act of 1933, as amended, and any other applicable rules and regulations. The Company further confirms that it will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations.

Information Incorporated by Reference

Comment No. 2

We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the Form 10-K incorporates information from the company´s proxy statement which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the Form 10-K to include Part III or file the proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response:

We advise the Staff that the Company filed a Form 10-K/A to include Part III information on April 6, 2015.

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If you have any questions regarding any of the responses in this letter, please call me at (312) 558-5924.

Respectfully submitted,

/s/ Matthew F. Bergmann

Matthew F. Bergmann